Exhibit 99.1

Press Release

HUTCHMED Announces NMPA Approval for ORPATHYS® for the treatment of Gastric Cancer Patients with MET Amplification

— First selective MET inhibitor approved for patients with MET-amplified advanced gastric cancer or gastroesophageal junction adenocarcinoma in China —

Hong Kong, Shanghai & Florham Park, NJ — Thursday, July 2, 2026: HUTCHMED (China) Limited (“HUTCHMED”) (Nasdaq/AIM:HCM; HKEX:13) today announces that the New Drug Application (NDA) for ORPATHYS® (savolitinib) has been granted conditional approval by the China National Medical Products Administration (“NMPA”) for the treatment of locally advanced or metastatic gastric cancer or gastroesophageal junction (GC/GEJ) adenocarcinoma patients with MET amplification who have failed at least two prior systemic treatments.

Gastric cancer remains one of the most common cancers and leading causes of cancer death in China. MET-driven gastric cancer has a very poor prognosis.1 It is estimated that MET amplification accounts for approximately 4-6% of gastric cancer patients.2,3 The annual incidence of MET amplification gastric cancer is estimated to be approximately 18,000 in China.4

The approval is supported by data from the pivotal Phase II registration study of ORPATHYS® in gastric cancer or gastroesophageal junction adenocarcinoma patients with MET amplification in China (NCT04923932). The results were recently published in Nature Medicine and highlighted at the American Society of Clinical Oncology (ASCO) Annual Meeting. The study met its primary endpoint of objective response rate (“ORR”) per RECIST 1.1, as assessed by the Independent Review Committee (“IRC”). As of the data cut-off of October 8, 2025, the IRC-assessed ORR was 32.3% (95%CI: 21.2%, 45.1%), exceeding the pre-specified efficacy threshold. Secondary endpoints included the IRC-assessed disease control rate (DCR) of 63.1%, median time to response (TTR) of 1.4 months, median duration of response (DoR) of 9.7 (95%CI: 3.7, 18.5) months, and median progression-free survival (PFS) of 4.0 (95%CI: 2.6, 5.0) months, respectively.

“This milestone approval marks a critical leap forward for biomarker-driven precision medicine in gastrointestinal oncology,” said Professor Lin Shen of Peking University Cancer Hospital and leading Principal Investigator of the registration study. “The clinical data from our pivotal study, recently recognized and published by Nature Medicine, provided compelling evidence that identifying MET amplification through timely molecular testing can directly guide patients to a highly effective, targeted oral option. ORPATHYS®’s entry into the MET-amplified gastric cancer clinical setting offers clinicians a powerful, precise new tool to interrupt this aggressive oncogenic driver.” 5

“The approval of ORPATHYS® for MET-amplified advanced gastric cancer is an important achievement that underscores HUTCHMED’s enduring commitment to bringing in-house discovered innovations to patients,” said Mr Johnny Cheng, Acting Chief Executive Officer and Chief Financial Officer of HUTCHMED. “This marks the third approved indication for ORPATHYS® in China and further validates our proprietary R&D platform's ability to address deep unmet medical needs. Together with our partner AstraZeneca, we are proud to expand the clinical application of this highly selective MET inhibitor and look forward to accelerating its commercial availability to transform gastric cancer treatment landscapes in China.”

Ms Mary Guan, General Manager of AstraZeneca China Oncology Business, said: “Following its success in lung cancer, the approval of ORPATHYS® in gastric cancer marks another pivotal chapter in our joint development journey with HUTCHMED. This regulatory milestone reinforces our shared vision of pairing the right treatments with the right patients through precision medicine. We look forward to maximizing the potential of this highly selective MET inhibitor and advancing its broader clinical lifecycle management to address the evolving unmet needs of cancer patients in China and beyond.”

About ORPATHYS®

ORPATHYS® (savolitinib) is an oral, potent, and highly selective MET tyrosine kinase inhibitor (TKI) being jointly developed by AstraZeneca and HUTCHMED and commercialized by AstraZeneca. MET is a tyrosine kinase receptor that has an essential role in normal cell development.6 ORPATHYS® blocks atypical activation of the MET receptor tyrosine kinase pathway that occurs because of mutations (such as exon 14 skipping alterations or other point mutations), gene amplification or protein overexpression.

ORPATHYS® is approved in China and is marketed by our partner, AstraZeneca, representing the first selective MET inhibitor approved in China. It has been included in the National Reimbursement Drug List of China (NRDL) since March 2023.

It is currently under clinical development for multiple tumor types, including lung and gastric cancers as a single treatment and in combination with other medicines.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events, including its expectations regarding the therapeutic potential of ORPATHYS®, the further clinical development for ORPATHYS®, its expectations as to whether any studies on ORPATHYS® would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates and the timing and availability of subjects meeting a study’s inclusion and exclusion criteria; changes to clinical protocols or regulatory requirements; unexpected adverse events or safety issues; the ability of ORPATHYS®, including as a combination therapy, to meet the primary or secondary endpoint of a study, to obtain regulatory approval in other jurisdictions and to gain commercial acceptance after obtaining regulatory approval; the potential market of ORPATHYS® for a targeted indication; and HUTCHMED and/or its partner’s ability to fund, implement and complete its further clinical development and commercialization plans for ORPATHYS®, and the timing of these events. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, The Stock Exchange of Hong Kong Limited and on AIM. HUTCHMED undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Medical Information

This press release contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

CONTACTS

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
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Panmure Liberum	Nominated Advisor and Joint Broker
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Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Duncan Monteith / Ramin Naji	+44 20 7545 8000

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REFERENCES

1 Catenacci DV, Ang A, Liao WL, et al. MET tyrosine kinase receptor expression and amplification as prognostic biomarkers of survival in gastroesophageal adenocarcinoma. Cancer. 2017;123(6):1061-1070. doi:10.1002/cncr.30437

2 Lee J, Kim ST, Kim K, et al. Tumor Genomic Profiling Guides Patients with Metastatic Gastric Cancer to Targeted Treatment: The VIKTORY Umbrella Trial. Cancer Discov. 2019;9(10):1388-1405. doi:10.1158/2159-8290.CD-19-044

3 Van Cutsem E, Karaszewska B, Kang YK, et al. A Multicenter Phase II Study of AMG 337 in Patients with MET-Amplified Gastric/Gastroesophageal Junction/Esophageal Adenocarcinoma and Other MET-Amplified Solid Tumors. Clin Cancer Res. 2019;25(8):2414-2423. doi:10.1158/1078-0432.CCR-18-1337

4 Global Cancer Observatory. China Fact Sheet. https://gco.iarc.who.int/media/globocan/factsheets/populations/160-china-fact-sheet.pdf. Accessed April 7, 2025.

5 Peng Z, Liu T, Wang H. et al. Savolitinib in MET-amplified gastric or gastroesophageal junction adenocarcinoma: a phase 2 trial. Nat Med. Published online June 1, 2026. doi:10.1038/s41591-026-04459-7

6 Uchikawa E, et al. Structural basis of the activation of c-MET receptor. Nat Commun. 2021;12(4074).